*
MK

[redacted]

14045869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bruderman Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64 Birch Hill Road
(No. and Street)

Locust Valley (City) NY (State) 11560 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Bruderman (516) 609-0291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/14

OATH OR AFFIRMATION

I, Matthew J. Bruderman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruderman Brothers, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

DANIEL E. JACOBSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JA6202350
Qualified in New York County
My Commission Expires March 16, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

MARCUM
ACCOUNTANTS ▲ ADVISORS

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

BRUDERMAN BROTHERS, INC.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Bruderman Brothers, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Bruderman Brothers, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bruderman Brothers, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 19, 2014

BRUDERMAN BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash and cash equivalents	$ 19,816	
Marketable security	11,940	
Other assets	2,380	
Total Assets		$ 34,136
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses		$ 21,951
Stockholder's Equity		
Common stock - par value $0.01: 200 shares authorized; 100 shares issued and outstanding	$ 1	
Additional paid-in capital	622,019	
Accumulated deficit	(609,835)	
Total Stockholder's Equity		12,185
Total Liabilities and Stockholder's Equity		$ 34,136

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Bruderman Brothers, Inc. (the "Company") was incorporated in New York State in January 1996. In February of 2000, the Company became a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company assists its clients in the sale of their business and/or in debt and equity financings.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

MARKETABLE SECURITY

The marketable security is valued based on its quoted closing market price on the last day of the year.

INCOME TAXES

The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of New York State Law. Under those provisions, the Company does not pay federal or state corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

The Company evaluates its uncertain tax provisions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement Recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company's policy for recording interest and penalties is to record such items as a component of income before income taxes. Penalties are recorded as part of general and administrative expenses and interest paid or received is recorded in interest expense or interest income, respectively, in the statement of income. There were no amounts accrued for penalties or interest as of or during the year ended December 31, 2013.

The Company is no longer subject to tax examinations by tax authorities for the years prior to 2010.

As of December 31, 2013, no liability for unrecognized tax benefits was required to be recorded. The 2011 and 2012 tax years were audited by the Internal Revenue Service, resulting in no change to the income tax liability for that period.

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK AND MAJOR CLIENTS

The Company maintains its money market and checking accounts at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the cash balances may be uninsured or in a deposit account that exceeds the FDIC insurance limit.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions occurring through the date the financial statement were available to be issued, require adjustment to or disclosure in the financial statement.

NOTE 2 - MARKETABLE SECURITY

At December 31, 2013, the marketable security consisted entirely of 300 shares of common stock in The NASDAQ Stock Market, Inc. with a market value of $11,940.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 - Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities. The types of investments included in Level 1 are $11,940 of a marketable equity security held by the Company at December 31, 2013.

- Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted. At December 31, 2013, the Company did not hold any level 2 investments.

- Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees. At December 31, 2013, the Company did not hold any level 3 investments.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, advisory and consulting fees receivable and accrued expenses.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital amounted to $8,014 which was $3,014 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.74 to 1 at December 31, 2013.

The Company qualifies under the exemptive positions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 5 - LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2013, the Company has a cash balance of $19,816. Historically, cash requirements have been funded from operations and capital contributions from its stockholder. The Company believes that it will have sufficient resources to fund its future business activities in a similar manner.

The Company's stockholder contributed cash in aggregate of $21,000 to the capital of the Company during the year ended December 31, 2013.